Exhibit 99.7

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of director

MR P J DRECHSLER
MR J D G MCADAM
MR B R O’NEILL
MR T A SCOTT

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

PERSONS NAMED IN PART 2

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7. Number of shares / amount of stock purchased:

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

17 MARCH 2003

14. Date company informed

17 MARCH 2003

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

17 MARCH 2003

18. Period during which or date on which exercisable

17 MARCH 2006 – 16 MARCH 2013

19. Total amount paid (if any) for grant of the option

ZERO

20. Description of shares or debentures involved: class, number

ORDINARY SHARES OF £1 EACH

MR P J DRECHSLER	307,835
MR J D G MCADAM	465,251
MR B R O’NEILL	975,167
MR T A SCOTT	440,438

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.34

22. Total number of shares or debentures over which options held following this notification

MR P J DRECHSLER	871,949
MR J D G MCADAM	983,395
MR B R O’NEILL	2,326,034
MR T A SCOTT	785,794

23. Any additional information

N/A

24. Name of contact and telephone number for queries

SCOTT IRVINE, 020 7009 5258

25. Name and signature of authorised company official responsible for making this notification

SCOTT IRVINE, COMPANY SECRETARIAT MANAGER

Date of Notification

18 MARCH 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of director

MR W H POWELL

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

PERSON NAMED IN PART 2.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7. Number of shares / amount of stock purchased:

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

17 MARCH 2003

14. Date company informed

17 MARCH 2003

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

17 MARCH 2003

18. Period during which or date on which exercisable

17 MARCH 2006 – 16 MARCH 2013

19. Total amount paid (if any) for grant of the option

ZERO

20. Description of shares or debentures involved: class, number

AMERICAN DEPOSITARY RECEIPTS (ADRS), EACH REPRESENTING 4 ORDINARY SHARES OF £1 EACH.

MR W H POWELL	205,202

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

US$8.65

22. Total number of shares or debentures over which options held following this notification

MR W H POWELL	471,312

23. Any additional information

N/A

24. Name of contact and telephone number for queries

SCOTT IRVINE, 020 7009 5258

25. Name and signature of authorised company official responsible for making this notification

SCOTT IRVINE, COMPANY SECRETARIAT MANAGER

Date of Notification

18 MARCH 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.